March 3, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Frank Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for Quarterly Period Ended December 31, 2009
File No. 001-34189

Dear Mr. Wyman:

This letter is provided in response to your letter dated February 17, 2011, regarding the above-referenced Form 10-K for Tianyin Pharmaceutical Co., Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses.

1.
We have considered your response to prior comment one but continue to believe that ASC 815-40-15 would apply to your instruments from July 1, 2009 until the respective modification dates. The legal agreements in effect at the time determine the accounting. Please revise your financial statements and amend your filings, accordingly.

Response: Pursuant to your comment, we are in the process of valuating the net financial effect of the warrants with the anti-dilution clause for the respective financial reporting periods to determine whether their effects are material. We will take proper action to update our filings, if necessary, upon the completion of the valuation.

We understand that you may have additional comments and thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding the Form 10-K or this letter.

Very truly yours,

Tianyin Pharmaceutical Co., Inc

By: /s/ Jiayuan Tong
Jiayuan Tong
Chief Financial Officer

cc: Guoqing Jiang
      CEO
      Tianyin Pharmaceutical Co., Inc.

     Attorney:      Louis Taubman
Leser, Hunter, Taubman & Taubman
17 State Street, Suite 2000, NY NY 10004
Fax: 212-202-6380  Tel: 212-712-7384